UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portfolio Brokerage Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1801 California Street, 23rd Floor
_____
(No. and Street)

Denver   CO   80202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dale J. Seier   (303) 824 8175
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
_____
                  (Name – if individual, state last, first, middle name)

200 East Randolph Drive, Suite 5500 Chicago   IL   60601-6436
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Dale J. Seler _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portfolio Brokerage Services, Inc. _____ , as of December 31 _____ , 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



LISA A GRAY
Notary Public – State of Colorado
Notary ID 20094035047
My Commission Expires Nov 27, 2021

_____
Signature

Senior Vice President - Treasurer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

PORTFOLIO BROKERAGE SERVICES, INC.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Shareholder
Portfolio Brokerage Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in note 1 to the financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU 2014-09, *Revenue from Contracts with Customers (ASC Topic 606)*.

Emphasis of Matter

As discussed in note 4 to the financial statements, effective March 31, 2018, the Company ceased all trading activity with its affiliate resulting in a new management service agreement being effective May 1, 2018 and replacing the previous service agreement dated August 1, 2017. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois
February 28, 2019

PORTFOLIO BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	1,148,399
Deposits with clearing organizations		247,774
Other assets		79,975
Total assets	$	1,476,148

Liabilities and Shareholder's Equity

Payable to affiliate	$	26,255
Accrued expenses		3,532
Payable to clearing organizations		5,600
Total liabilities		35,387
Total shareholder's equity		1,440,761
Total liabilities and shareholder's equity	$	1,476,148

See accompanying notes to financial statements.

PORTFOLIO BROKERAGE SERVICES, INC.
Notes to Statements of Financial Condition
December 31, 2018

(1)   Nature of Business and Significant Accounting Policies

Portfolio Brokerage Services, Inc. (the Company or PBS) is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly-owned subsidiary of PMC International, Inc. (PMCI), which is a wholly owned subsidiary of Envestnet, Inc. (the Parent). The Company's primary business includes the execution of securities transactions for Envestnet Asset Management, Inc. (EAM) as well as facilitation of manager directed transactions at various custodians where EAM has established agreements. EAM is a registered investment adviser under the Investment Advisers Act of 1940 and is a wholly-owned subsidiary of its parent company Envestnet, Inc. (NYSE: ENV), a publicly held company.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 (Customer Protection Rule) of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations and to disclose information relating to possession or control requirements under Rule 15c3-3. The Company is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(i) of the Customer Protection Rule. The requirements of Paragraph (k)(2)(i) provide that a broker-dealer carry no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

(a)   Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

(b)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)   Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments (See Note 2) with an original maturity of three months or less at the time of purchase.

(d)   Income taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Deferred income taxes are provided using the liability method whereby deferred tax assets are

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recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

(e) *Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers," which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers.

The original effective date for ASU 2014-09 would have required the Company to adopt beginning in 2017. However, in August 2015, the FASB issued ASU 2015-14 to amend ASU 2014-09 by approving a one-year deferral of the effective date as well as providing the option to early adopt the standard on the original effective date. Accordingly, the Company adopted the standard in 2018.

On January 1, 2018, the Company adopted ASC 2014-09 and all subsequent ASUs that modified Topic 606 ("ASC 606") using the modified retrospective method applied to contracts which were not completed as of January 1, 2018. The adoption of ASC 606 has no impact on the Company's financial statements presented herein. Further, the Company does not expect the adoption of the new revenue standard to have an impact to the results of operations on an on-going basis.

In February 2016, the FASB issued ASU 2016-02, "Leases." This update amends the requirements for assets and liabilities recognized for all leases longer than twelve months. Lessees will be required to recognize a lease liability measured on a discounted basis, which is the lessee's obligation to make lease payments arising from the lease, and a right-of-use ("ROU") asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. This standard will be effective for financial statements issued by public companies for the annual and interim periods beginning after December 15, 2018 and will be applied using a modified retrospective approach with optional practical expedients. The adoption of ASU 2016-02 has no impact on the Company's financial statements presented herein. Further, the Company does not expect the adoption of the new revenue standard to have an impact to the results of operations on an on-going basis.

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(2)   Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables from affiliates, accounts payable, and other liabilities) approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2018.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2018.

The Company periodically invests excess cash in money market funds. The fair values of the Company's investments in money market funds are based on the daily quoted market prices for the net asset value of the various money market funds and classified as Level 1 in the fair value hierarchy. As of December 31, 2018, money market funds, pledged as collateral, of $102,282 were included in cash and cash equivalents on the statement of financial condition.

(3)   Deposits with Clearing Organizations

The Company maintains deposits with the Depository Trust Company (DTC) and National Securities Clearing Corporation (NSCC) of $15,774 and $232,000, respectively, which are included in deposits with clearing organizations on the statement of financial condition.

(4)   Related Party Transactions

The Company has its management service agreement with its affiliate, EAM, whereby such affiliate provides the Company with various services, including certain personnel, administrative, office rent and other operating expenses (see Note 1). Effective March 31, 2018, the Company ceased all trading activity with its affiliate EAM resulting in a new management service agreement being effective May 1, 2018 and replacing the previous service agreement dated August 1, 2017.

In the same management service agreement, the Company has its brokerage service agreement with its affiliate EAM whereby the Company provides all securities brokerage services required with respect to the managed assets of the affiliate (see Note 1). The Company ceased all trading activity with its affiliate EAM effective March 31, 2018 and subsequently terminated its brokerage service arrangement effective May 1, 2018.

As of December 31, 2018, the payable to affiliate, EAM, in the amount of $26,255, primarily represented cash payments made by EAM on behalf of the Company and charges per its management service agreement.

(5)   Income Taxes

As of December 31, 2018, net deferred tax assets consist of the following:

Future deductible expenses and net operating loss carryforwards:	
Net operating loss carryforwards	$ 100,758
Future deductible expenses	-
Total deferred tax assets	100,758
Future taxable income arising from:	
Unrealized gain/loss on investment	(7,860)
Prepaid expenses	(6,079)
Total deferred tax liabilities	(13,939)
Net deferred tax assets	86,819
Valuation allowance	(86,819)
Total deferred tax assets after valuation allowance	$ -

The Company's tax returns for the years ended December 31, 2017, 2016 and 2015 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions. As of December 31, 2018, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

(6) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $1,258,504 which was $1,158,504 in excess of its required net capital of $100,000. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital ratio was 0.03 to 1.

(7) Off-Balance Sheet Risk, Commitments and Contingencies, and Concentration of Credit Risk

Prior to March 31, 2018, the Company's customer activities involved the execution, settlement, and financing of various customer securities transactions (see Note 1).

Effective March 31, 2018, the Company ceased all trading activity and all functional activities of a registered self-clearing broker dealer. However, the Company continues to operate as a dormant broker dealer to facilitate any relevant future business needs for the Parent (see Note 8).

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with creditworthy financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2018, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The Company is required to maintain cash in the amount of 40% of its collateral requirements as designated by the NSCC. As the amount of the Company's collateral requirement is $100,000, the corresponding cash requirement would be $40,000. The Company is in compliance with this requirement at December 31, 2018.

(8) Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2019 which is the date the financial statements were available to be issued, and identified the following subsequent event.

Per Note 1, effective March 31, 2018, the Company ceased all trading activity and all functional activities of a self-clearing broker dealer. The Company intends to terminate its status as a self-clearing broker dealer member of the NSCC and DTCC. The Company also intends to process a membership agreement change with FINRA to reduce its membership status as a self-clearing broker dealer to a dormant fully disclosed introducing broker dealer.